Exhibit 99.1

Okeanis Eco Tankers Corp. – Commercial Update

ATHENS, GREECE, January 20, 2026: Okeanis Eco Tankers Corp. (the “Company” or “OET” or “Okeanis” or “we”) (NYSE:ECO / OSE:OET), announced the following commercial update:

As of the date of this release, we estimate the following Daily Time Charter Equivalent Rate* (“Daily TCE Rate”) on our vessels:

-	On a fleetwide basis, for Q4 2025 we anticipate a Daily TCE Rate of approximately $75,400 per operating day, and thus far in Q1 2026, approximately 26% of the available fleetwide spot days have been booked at an average Daily TCE Rate of $106,700 per operating day. All of our vessels are trading spot / short term.

-	For our VLCC vessels, for Q4 2025 we anticipate a Daily TCE Rate of approximately $91,300 per operating day, and thus far in Q1 2026, approximately 37% of the available VLCC spot days have been booked at an average Daily TCE Rate of $110,100 per operating day.

-	For our Suezmax vessels, for Q4 2025 we anticipate a Daily TCE Rate of approximately $50,800 per operating day, and thus far in Q1 2026, approximately 16% of the available Suezmax spot days have been booked at an average Daily TCE Rate of $98,500 per operating day.

All Daily TCE Rate estimates are determined by applying certain IFRS adjustments for their calculation.

Furthermore, in reference to earlier announcements, we confirm the successful delivery into our fleet of the Nissos Piperi on January 8, 2026, and the Nissos Serifopoula on January 14, 2026, our two recently acquired newbuilding Suezmax vessels, which were under construction at Daehan Shipbuilding Co., Ltd.

* Daily TCE Rate is a non-IFRS measure. Please see below “Daily TCE Rate Reconciliation.”

Daily TCE Rate Reconciliation

In the shipping industry, economic decisions are based on vessels’ deployment upon anticipated time charter equivalent rates, or TCE rates, and time charter equivalent revenue, and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. In a voyage charter contract, consideration is received for the use of a vessel between designated ports for the duration of the voyage only, at an agreed upon rate per volume of cargo carried. In a time charter contract, the customer (also known as the charterer) is responsible to pay for fuel consumed and port expenses incurred during the agreed period of time. In a voyage charter contract, the Company is responsible for maintaining the voyage, including vessel scheduling and routing, as well as any related voyage expenses, such as fuel, port and other expenses. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a time charter, such expenses are borne by the time charter operator. In a bareboat charter, the customer pays for all of the vessel’s operating expenses, and undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period as per the classification society requirements. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during drydocking or due to other unforeseen circumstances. Because of the different nature of these types of arrangements, the amount of revenues earned by the Company can differ significantly between them.

The Daily TCE Rate is a measure of the average daily revenue performance of a vessel. The Company reports its financial results in accordance with International Financial Reporting Standards (“IFRS”). The Daily TCE Rate and time charter equivalent revenue are not measures of revenue under U.S. generally accepted accounting principles, or GAAP, (i.e., they are non-GAAP measures) or IFRS and should not be considered as alternatives to, or superior to, any measure of revenue and financial performance presented in accordance with IFRS. We calculate the Daily TCE Rate by dividing revenues (time charter and/or voyage charter revenues), less commission and voyage expenses (which then equals “time charter equivalent revenue”), by the number of operating days during that period (we define operating days as calendar days less any scheduled or unscheduled days that our vessels are off-hire due to unforeseen technical and commercial circumstances). Our calculation of the Daily TCE Rates and time charter equivalent revenue may not be comparable to that reported by other companies. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect the amount of expenses that we record during that period. We and other companies in the shipping industry use operating days to measure the aggregate number of days in a period that our vessels generate revenues. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter is “off-hire.” Daily TCE Rates are presented herein both on an estimated historic basis and on a forward-looking basis. We have not provided a reconciliation of forward-looking Daily TCE Rate because the most directly comparable IFRS measure on a forward-looking basis is not available to us without unreasonable effort.

Consistent with industry practice, we use Daily TCE Rates and time charter equivalent revenue because they provide a means of comparison between different types of vessel employment and, therefore, assists in evaluating our financial performance. We believe the Daily TCE Rate and time charter equivalent revenue provide additional meaningful information in conjunction with Revenue, the most directly comparable GAAP and IFRS measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The Daily TCE Rate and time charter equivalent revenue are measures used to compare period-to-period changes in a company’s performance, and management believes that the Daily TCE Rate and time charter equivalent revenue provide meaningful information to our investors.

The following table sets forth our computation of Daily TCE Rate, including a reconciliation of revenues to the Daily TCE Rate for Q4 2025:

(in USD million, except per day data):

Revenue: $124.03
Voyage expenses: $31.45
Commissions: $1.25
Time charter equivalent revenue: $91.33
Calendar days: 1,288
Off-hire days: 77
Operating days: 1,211
Daily TCE Rate per day: $75,400

According to its financial calendar, the Company plans to announce its results for the fourth quarter 2025 on February 18, 2026, with such results to be approved by the Board of Directors of the Company prior to such announcement. The Company has not finalized its financial statement closing process for the year ended December 31, 2025. During the course of that process, the Company may identify items that would require it to make adjustments, which may be material to the information provided above. As a result, the information above constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to the preliminary results disclosed above. We are providing this information on a one-time basis only and do not intend to update this information prior to the final earnings release for each reporting period.

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Stock Exchange under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of eight modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

This information is considered to constitute inside information pursuant to Regulation EU 596/2014 (MAR) and is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act. The information was submitted for publication by Irene Chaidemenou, Legal Counsel, Okeanis Eco Tankers Corp. at the time and date set out above.